January 20, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-155675 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 10 under the Securities Act of 1933, and Amendment No. 327 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment (the “Prospectus”) includes the following changes:

•	Revisions to the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits (GMWBs). (See pages 54-56, 173-176, 179-181, 183-187, 189, 191-194, and 196.)
•	A new optional GMWB, the “MarketGuard Stretch GMWB”. This GMWB is designed to accommodate Internal Revenue Code required minimum distributions for beneficiaries. (See pages 17, 58-59, and 223-229.)
•	Availability to elect GMWBs after the issue date on an anniversary.
•	Change of charges on the 5% Roll-up Death Benefit and the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit. (See pages 7-8 and 59-60.)
•	Elimination of availability of the 6% Roll-up Death Benefit and the Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit.
•
Reservation of right to change GAWA percentages within specified ranges upon election at and after issue to respond quickly to changing market conditions, subject to notice and cancellation rights. (See pages 74, 162, 174, 187, 201, 213, and 225.)

•
Changes consistent with comments made by the Commission staff reviewer on initial registration statements filed by Registrant in 2011, specifically File Nos. 333-175718 and 333-175719 filed on July 22, 2011, and File No. 176619 filed on September 1, 2011.

Please note, the above changes also were included in the initial registration statement (File Nos. 333-178774 and 811-08664) filed on December 28, 2011.

The prospectus also includes a new optional Guaranteed Annual Withdrawal Amount (GAWA) percentage table and revised base GAWA percentages for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits. You will note that in the optional and revised base GAWA percentage tables in the prospectus on pages 174, 186, 201, and 213, the revised percentages are not shown. In place of the revised percentages, brackets have been inserted. We will file a post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments on the Amendment and will include the revised percentages at that time.  The percentages expected to be included in the subsequent amendment are as follows:

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

In addition, the Amendment includes an additional prospectus (the “Combination Prospectus”) which describes four variable annuity contracts offered by the Registrant, including the variable annuity contract registered under the Amendment. The other three variable annuity contracts described in the Combination Prospectus are registered under the following File Numbers: (333-178774 and 811-08664; 333-175719 and 811-08664; and 333-175718 and 811-08664). The concept of a Combination Prospectus is not new; other registrants have done similar filings.  Our outside counsel, Joan E. Boros, has discussed our proposed plan for filings with the Commission Staff, who did not expressly approve or disapprove our plans to proceed with submitting these filings.  The Combination Prospectus will be used in connection with new offerings through certain retail broker dealers who offer all of the four variable annuity contracts and related features. The purpose is to provide customers with integrated disclosure related to all variable annuities offered by Registrant through the retail broker dealer. A customer who purchases one of the variable annuity contracts will be provided with the individual prospectus for that contract at issue and for future annual updates. Please note that the registration statements for the other three annuity contracts described above also will contain the Combination Prospectus.  Regarding the other registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the Prospectus, marked to show changes. The page references cited above are to the marked courtesy copy of the Prospectus. We are also providing a courtesy copy of the Combination Prospectus.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros at Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/  FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alberto Zapata
Joan E. Boros